FORM 4

                                                            OMB APPROVAL
                                                  OMB Number          3235-0287
                                                  Expires:       April 30, 1997
                                                  Estimated average burden
                                                  hours per response........0.5

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


     Check this box if no longer
     subject to Section 16.  Form 4
     or Form 5 obligations may

Filed pursuant to Section 16(a)of the Securities Exchange Act of 1934, Section 17(a)of the Public Utility continue. See Instruction 1(b). Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.Name and Address of              2.  Issuer Name and Ticker or Trading Symbol
  Reporting Person                            THE SHAW GROUP INC. (SGR)

  SINDERS       JOHN         W.     JR.
(Last)         (First)      (Middle)

  909 FANNIN STREET, SUITE 3100
           (Street)

 HOUSTON           TEXAS                77010
----------------------------------------------
(City)             (State)              (Zip)

3. IRS or Social Security          4.  Statement for Month/Year
   Number of Reporting                        12/96
   Person (Voluntary)

5. If Amendment, Date of Original
   (Month/Year)

6. Relationship of Reporting Person to Issue
   (Check all applicable)

     X      Director                 10% Owner
            Officer                  Other (specify below)
            (give title below)



 Table I -on-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title    2.Trans- 3.Trans- 4.Securities    5.  Amount   6.Owner- 7. Nature of
   of         action   action   Acquired (A)     of Secu-    ship       Indirect
  (Instr.3)   Date     Code     or Disposed      rities      Form:    Beneficial
              Month/   (Instr.  posed of         Benefi-     Direct   Ownership
              Day/      8)      of (D)           ficially    (D) or
              Year)                              Owned at    In-
                                                 End of      direct

                                     (A)
                                      or
                       Code V  Amount(D) Price    (Instr.3
                                                     and 4   (Instr.4) (Instr.4)
                       ---- -  ------ -- -------  ---------  --------- ---------
Common Stock  12/18/96  P      7,500     $21.375   17,000        D


===============================================================================

Reminder:  Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                           (Over)
                             (Print or Type Responses)         SEC 1474 (8-92)

                                     Page 1

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FORM 4 (continued)            Table II -- Derivative
                       Securities Acquired, Disposed of or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)




1.  Title of        2. Conver-      3. Trans-     4.Trans-     5. Number of
    Deriv-             sion or         action       action        Derivative
    ative              Exercise        Date         Code          Securities
    Security           Price of       (Instr.8)     acquired (A)
    (Instr. 3)         Deriv-         (Month/       or Disposed
                       ative           Day/         of (D)
                       Security        Year)       (Instr. 3,4
                                                    and 5)








                                                      T      V      (A)    (D)
------------------    -----------     ---------     -----  -----   -----  ------
Employee Stock
Option (right to buy)







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

FORM 4 (continued)             Table II -- Derivative
                       Securities Acquired, Disposed of or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)





6. Date Exercisable  7.Title and   8. Price    9.Number     10.Owner-    11. Na-
   and Expiration      Amount of      of         of Deriv-     ship         ture
   Date                Underlying     Deriv-     ative         Form       of In-
                       Securities     ative      Secur-        of De-     direct
   (Month/Day/        (Instr. 3       Secur-     ities         rivative   Bene-
    Year)              and 4)         ity        Bene-         Secu-      ficial
                                      (Instr.    ficially      rity:      Own-
   Date     Expira-          Amount    5)        Owned         Direct     ership
   Exer-    tion      Title  or Number           at End       (D) or
   cisable  Date             of Shares           of            Indi-   (Instr.4)
                                                 Month        rect (I)
                                                              Instr.4)
                                                (Instr.4)
 ==================  ======= =======  ========  ==========    ========   =======








Explanation of Responses:

                    /s/ JOHN W. SINDERS, JR.                         01/07/97
               ** Signature of Reporting Person                        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

                                     Page 3



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